Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of the Company

Canadian Imperial Bank of Commerce (“CIBC”)

Commerce Court

Toronto, Ontario

M5L 1A2

Item 2 - Date of Material Change

July 31, 2014

Item 3 - News Release

The attached news release was issued by CIBC on July 31, 2014, through the facilities of Canada News Wire.

Item 4 - Summary of Material Change

On July 31, 2014, the Board of Directors of CIBC announced the selection of Victor Dodig, Senior Executive Vice-President, CIBC and Group Head, Wealth Management, as CIBC’s next President and Chief Executive Officer, effective September 15, 2014. Mr. Dodig succeeds Gerry McCaughey, who will retire as of September 15, 2014.

Mr. Dodig in his current role as Group Head, Wealth Management, has responsibility for CIBC Wood Gundy, CIBC Investor’s Edge, CIBC Private Wealth Management, Atlantic Trust, and CIBC Asset Management, which includes CIBC’s mutual fund company and investment management activities in Canada and the U.S. Mr. Dodig also has wide-ranging experience in retail banking and led CIBC’s retail banking distribution and sales team from 2007 to 2011.

Item 5 - Full Description of Material Change

Refer to the attached news release.

Item 6 - Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information, please contact Michael G. Capatides, Senior Executive Vice-President, Chief Administrative Officer and General Counsel, at 416-956-3321.

Item 9 - Date of Report

August 1, 2014

Corporate News

CIBC names Victor Dodig President and Chief Executive Officer

Mr. Dodig will succeed Gerry McCaughey on September 15, 2014

TORONTO, July 31, 2014 - CIBC’s (TSX: CM) (NYSE: CM) Board of Directors announced today it has selected Victor Dodig as the bank’s next President and Chief Executive Officer, effective September 15, 2014. Mr. Dodig is the Senior Executive Vice-President, CIBC and Group Head, Wealth Management. He succeeds Gerry McCaughey, who will retire as of September 15, 2014.

“Following a robust succession planning process, the Board has appointed Victor Dodig as CEO to lead the continued execution of CIBC’s strategy and drive long-term, sustainable growth,” said Charles Sirois, Chair of the Board. “In addition to his broad understanding of the Canadian banking business, Victor has played an integral leadership role within CIBC Retail Markets and Wealth Management. He has a deep understanding of CIBC’s strategy, culture and opportunities, and has demonstrated his ability to complement CIBC’s organic growth plan with acquisitions and investments that align to the bank’s risk profile. Victor is attuned to the continuing evolution of the financial services space and is well positioned to execute a vision that will see the bank build on its current successes. ”

Mr. Dodig has a broad-based business background and extensive expertise in wealth management and retail banking. Under his leadership, Wealth Management grew significantly through organic growth in Canada and through acquisitions in the U.S. over the past 3 years such as Atlantic Trust and a 41% investment in American Century. As Group Head, Wealth Management, Mr. Dodig has responsibility for CIBC Wood Gundy, CIBC Investor’s Edge, CIBC Private Wealth Management, Atlantic Trust, and CIBC Asset Management, which includes CIBC’s mutual fund company and investment management activities in Canada and the U.S. Mr. Dodig also has wide-ranging experience in retail banking. He began his career working in CIBC’s branch system as a customer service representative while attending university, and later rose through increasing levels of responsibility at CIBC to lead CIBC’s retail banking distribution and sales team from 2007 to 2011.

Prior to joining CIBC, Mr. Dodig was Managing Director and Chief Executive Officer in Canada for UBS Global Asset Management. Earlier in his career, he spent five years as Managing Director in Canada, the US and the UK for Merrill Lynch and Company, where he gained international experience, following three years as a Management Consultant with McKinsey and Company.

Mr. Dodig is a past recipient of Canada’s Top 40 Under 40TM award. He holds an MBA from Harvard University where he was a Baker Scholar, and a Bachelor of Commerce from the University of Toronto (St. Michael's College).

“I feel privileged that the Board has asked me to lead CIBC into the next phase of its growth and development,” said Mr. Dodig. “CIBC has a strong foundation for long-term success, with a strong capital base, leading retail and wholesale banking franchises, and a strong North American wealth management platform. I am excited to build on the positive momentum of this great bank. Above all, I am committed to creating value and opportunity for our clients, our shareholders and our employees.”

Gerry McCaughey, CEO, said, “I have every confidence in Victor’s capabilities and in CIBC’s future under his leadership. He has been vital to CIBC’s success and is well positioned to lead the bank forward. I am working with the Board and with Victor to support a seamless transition. I am very proud of everything we have accomplished over the past nine years and want to thank CIBC’s more than 43,000 employees for their support during my time as CEO.”

During Mr. McCaughey’s tenure, CIBC has been recognized, among other things, as one of The World's Strongest Banks, one of Canada's Top 100 Employers, one of Canada's Top 10 Corporate Cultures, one of the Best 50 Corporate Citizens in Canada, and one of the Best Employers for New Canadians. Mr. McCaughey was named one of the 50 most influential leaders in the world for 2012 by Bloomberg Markets Magazine and one of Canada's 50 Most Powerful People by Maclean's magazine.

Mr. Sirois added, “Gerry leaves CIBC with the Board’s respect, admiration and appreciation. He has done an outstanding job of leading CIBC through a tumultuous decade and establishing a strong foundation for success and sustainable growth.”

Mr. Dodig’s biography is available here.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Wholesale Banking - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

For further information:

Kevin Dove, Head of External Communications, 416-980-8835 or kevin.dove@cibc.com.